May 28, 2021

VIA EDGAR

United States Securities and Exchange Commission Division of

Corporation Finance

Office of Technology

100 F Street NE

Washington, D.C. 20549

Attn:	Joseph Kempf

Robert Littlepage

Mitchell Austin

Larry Spirgel

Re:	Ascendant Digital Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed May 11, 2021

File No. 333-254720

Ladies and Gentlemen:

On behalf of our client, Ascendant Digital Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to registration statement on Form S-4 filed on May 11, 2021 (the “First Amended Registration Statement”), contained in the Staff’s letter dated May 26, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its second amended registration statement on Form S-4 (the “Second Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Second Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Second Amended Registration Statement, including the changes from the First Amended Registration Statement from the current names of the parties (i.e., Beacon Street Group) to the intended names at closing of the Transactions (i.e., MarketWise).

Amendment No. 1 to Registration Statement on Form S-4 filed May 11, 2021

U.S. Federal Income Tax Considerations, page 155

1.

We note your response to prior comment 13; however, if you believe that the domestication qualifies as a reorganization within Section 368(a)(1)(F) of the Internal Revenue Code then you must obtain a legal opinion supporting such a conclusion. Otherwise, revise your disclosure here and your related risk factor to make clear that it is uncertain whether the domestication will qualify as a tax-free reorganization and the potential consequences to shareholders.

United States Securities and Exchange Commission

May 28, 2021

Response: The Company acknowledges the Staff’s comment and has filed a legal opinion in exhibit 8.1 to support the conclusion that the domestication qualifies as a reorganization within Section 368(a)(1)(F) of the Internal Revenue Code.

Introduction, page 169

2.

We note you expect the Business Combination to be accounted for akin to a reverse recapitalization. Since it is not a business combination, please revise how you characterize the merger with ADAC here, and throughout your filing, to reflect its substance.

Response: The Company acknowledges the Staff’s comment and has revised the defined terms in the Second Amended Registration Statement to refer to all transactions contemplated by the Business Combination Agreement as the “Transactions.”

Unaudited Pro Forma Condensed Consolidated Financial Information

Unaudited Pro Forma Condensed Consolidated Balance Sheets, page 178

3.

We note in your response to comment 17 that BSG PubCo has the option to redeem Common Units and shares of BSG PubCo Class B common stock by either issuing an equal number of shares of BSG PubCo Class A common stock or paying cash. Please explain to us in detail how BSG PubCo will make the decision to issue shares or pay cash. Tell us who will make the decision and how it will be made. In this regard, we note the BSG Members will hold a controlling voting interest in BSG PubCo.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the determination of whether MarketWise PubCo will redeem Common Units and shares of MarketWise PubCo Class B common stock by issuing an equal number of shares of MarketWise PubCo Class A common stock or by paying cash (an “Election Decision”) will be made by the “Disinterested Majority” of the board of directors of MarketWise PubCo pursuant to the terms of the MarketWise Third A&R Operating Agreement. The Company expects that the Disinterested Majority will exclude any directors who directly or indirectly have a material interest (including an economic interest) in such Election Decision. By giving discretion for an Election Decision only to the Disinterested Majority, the Company seeks to avoid conflicts of interest that could bring into question the integrity of such an Election Decision. In making an Election Decision, the Disinterested Majority may take into account general economic and business conditions, MarketWise’s financial condition and operating results, its available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, the potential dilutive impact of new issuances of MarketWise PubCo Class A common stock, and such other factors as the Disinterested Majority may deem relevant. The Company has added disclosure to page 109 of the Second Amended Registration Statement accordingly.

General

4.	Please update the financial statements pursuant to Rule 3-12 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the Second Amended Registration Statement accordingly.

United States Securities and Exchange Commission

May 28, 2021

5.

You note in your filing that Beacon Street Group relies upon the “publisher’s exclusion” from the definition of an investment adviser under section 202(a)(11)(D) of the Investment Advisers Act of 1940. Please provide a detailed legal analysis of how the activities of Beacon Street Group fit within this exclusion under the Advisers Act. In addition, please provide a detailed explanation of how Beacon Street Group’s activities are of general and impersonal nature, including how individualized Beacon Street Group’s services and tools are for its clients.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that MarketWise’s financial research products are provided in conformance with the “publisher’s exclusion” from the definition of “investment adviser” under Section 202(a)(11)(D) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), as interpreted by legal precedent and SEC staff guidance.

In order to maintain MarketWise’s qualification for the publisher’s exclusion, its product offerings must be: (1) of a general and impersonal nature, in that the research provided is not adapted to any specific portfolio or any client’s particular needs; (2) “bona fide” or genuine, in that it contains disinterested commentary and analysis as opposed to promotional material; and (3) of general and regular circulation, in that it is not timed to specific market activity or to events affecting, or having the ability to affect, the securities industry.

The United States Supreme Court in Lowe v. Securities and Exchange Commission, 472 U.S. 181 (1985), held that a publisher of advice concerning securities, even where that advice consisted of specific recommendations to buy, sell, or hold particular securities, is entitled to rely on the publisher’s exclusion where the publisher does not offer individualized advice tailored to any specific portfolio or to any client’s particular needs. As long as communications between the publisher and its subscribers remain entirely impersonal and do not develop into the kind of fiduciary relationships that are characteristic of investment adviser-client relationships, the Lowe court held that such products and publications presumptively fall within the exclusion and thus the publisher is not subject to registration under the Advisers Act.

MarketWise’s provision of financial research products meets the requirements of the publisher’s exclusion as described above. The financial research products MarketWise offers to its clients are of a general and impersonal nature and are not individualized or tailored to any client’s particular needs. MarketWise does not collect any investor suitability information, nor does it perform any suitability analysis; rather, MarketWise publications are disseminated to all subscribers without regard to their individual investment objectives. The products are marketed to the general public and do not reflect any fiduciary or person-to-person relationships that are characteristic of investment adviser-client relationships. MarketWise’s financial research offerings are genuine publications, providing disinterested and impersonal commentary and analysis to its subscribers. MarketWise is not compensated by the sponsors or distributors of any investment products highlighted in MarketWise publications. MarketWise publishes its research reports on a routine or periodic basis, and publication is not timed to specific market activity or to events affecting or having the ability to affect the securities industry. The publication frequency of MarketWise newsletters varies based on the subject product, though newsletters are generally published on a monthly basis. For example, MarketWise’s Empire Stock Investor newsletter published by editor Whitney Tilson provides clients with monthly market information with respect to large-cap, domestic stocks. The same Empire Stock

United States Securities and Exchange Commission

May 28, 2021

Investor newsletter is provided to all subscribers without regard to their individual investment goals and MarketWise is not compensated by any sponsors or distributors of the covered companies in connection with product references in the Empire Stock Investor newsletter. As a result, we believe MarketWise’s financial research products are provided in conformance with the requirements of the “publisher’s exclusion” from the definition of “investment adviser” under Section 202(a)(11)(D) of the Advisers Act, as interpreted by legal precedent and SEC staff guidance. The Company has added disclosure to pages 38 and 39 of the Second Amended Registration Statement accordingly.

* * *

Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

White & Case LLP

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